EXHIBIT 2
                                                                       ---------

[DESC LOGO]                                                  [THOMSON FINANCIAL
                                                              INVESTOR RELATIONS
                                                              LOGO]

                               DESC, S.A. DE C.V.

                                   N O T I C E

Pursuant to articles 181, 182, 183, 186 and 187 of the General Corporations Law, the Corporate By-laws and to the resolution of the Board of Directors, the shareholders of DESC, S.A. DE C.V. are hereby called to the ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING, to be held at 12:00 noon on April 27, 2000, in the Auditorium located at Arco Torre I, Ground Floor, of the business center Arcos Bosques Corporativo, with its address at Paseo de Tamarindos No. 400-B, Fracc. Bosques de las Lomas, Mexico, D.F. 05120, to discharge the following:

                                  A G E N D A


I.       PRESENTATION OF THE REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN
         ARTICLE 172 OF THE GENERAL CORPORATIONS LAW, AS WELL AS OF THE REPORTS REQUIRED BY PARAGRAPH 2.4 OF THE FIRST SECTION OF RULE (CIRCULAR) 11-14 OF THE NATIONAL BANKING AND SECURITIES COMMISSION, REGARDING THE FISCAL YEAR ENDED DECEMBER 31, 1999 AND RESOLUTIONS REGARDING S.UCH REPORTS

II. RATIFICATION OF THE ACTIONS UNDERTAKEN BY THE BOARD OF DIRECTORS AND THE EXECUTIVE COMMISSION DURING SAID FISCAL YEAR.

III. DISCUSSION, APPROVAL OR MODIFICATION, IF APPROPRIATE, OF THE FINANCIAL STATEMENTS OF THE CORPORATION AT DECEMBER 31, 1999, WITH THE PRIOR READING OF THE REPORT OF THE STATUTORY EXAMINER.

IV. RESOLUTIONS ON THE APPLICATION OF RESULTS AND PROPOSAL AND APPROVAL, IF APPROPRIATE, OF THE PAYMENT OF A CASH DIVIDEND EQUAL TO 27 MEXICAN CENTS PER EACH OF THE CURRENTLY OUTSTANDING SHARES.

V. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF A RESOLUTION TO AMEND THE BY-LAWS OF THE CORPORATION, IN ORDER TO BASICALLY ADEQUATE SUCH TO THE CODE OF CORPORATE GOVERNANCE.

VI. ELECTION OR REELECTION, AS THE CASE MAY BE, OF THE MEMBERS OF THE BOARD OF DIRECTORS, AS WELL AS THE BOARD COMMITTEE MEMBERS, AND THE STATUTORY EXAMINERS.

VII.     RESOLUTION ON THE COMPENSATION TO THE DIRECTORS AND THE STATUTORY
         EXAMINERS.

VIII. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF A RESOLUTION TO INCREASE THE AMOUNT OF THE STOCK REPURCHASE RESERVE OF THE CORPORATION, AS WELL AS THE AMOUNT OF THE CAPITAL STOCK THAT MAY TO BE AFFECTED FOR SUCH PURPOSE.

IX.      DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE
         MEETING.

X.       READING AND APPROVAL OF THE MINUTES OF THIS MEETING.

The shareholders are reminded that in order to attend the Meeting, they must deposit in the Secretariat of the Corporation, located at Paseo de los Tamarindos, No. 400-B, 28th. floor, Fracc. Bosques de las Lomas, Mexico, D.F. 05120, at least one day prior the date set for the Meeting, their stock certificates or a certificate issued by a credit institution or a brokerage house, evidencing deposit of their stock certificates. The admission cards shall be delivered against the delivery of said stock or deposit certificates. The shareholders may attend personally or be represented by an attorney-in-fact, appointed by a simple letter proxy.

                           Mexico, D.F., April 6, 2000

                              ERNESTO VEGA VELASCO
                       SECRETARY OF THE BOARD OF DIRECTORS


                                       6